CERTIFICATE OF FORMATION

OF

Kicking The Can, LLC

FIRST:	The name of this limited liability company is Kicking The Can, LLC

SECOND:	The address of its registered office in the State of Delaware is 1811 Silverside Road in the City of Wilmington, Delaware 19810, in the County of New Castle. The name of its registered agent at such address is Vcorp Services, LLC

THIRD:	Members may be admitted in accordance with the terms of the Operating Agreement of the limited liability company.

FOURTH;	The name and mailing address of the organizer is Mimi Sanik, 20 Robert Pitt Drive, Suite 214, Monsey, New York 10952.

IN WTTNESS WHEREOF, the undersigned have executed this Certificate of Formation, on April 17, 2009.

/s/ Mimi Sanik Mimi Sanik, Organizer